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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             US AIRWAYS GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   90341W 10 8
                                 (CUSIP Number)


                           ACE AVIATION HOLDINGS INC.
                        ATTENTION: SYDNEY J. ISAACS, ESQ.
                         5100 DE MAISONNEUVE BLVD. WEST
                            MONTREAL, QUEBEC, H4A 3T2
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices of Communication)



                               SEPTEMBER 27, 2005
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                               (Page 1 of 9 pages)


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
CUSIP NO. 90341W 10 8                  13D                           Page 2 of 9


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         ACE Aviation Holdings Inc.

         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                    (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                           [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Canada
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                5,000,000
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER

                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                5,000,000
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER

                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,000,000
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.3%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         CO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90341W 10 8                  13D                           Page 3 of 9

ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of US Airways Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 111 West Rio Salado Parkway, Tempe, Arizona 85281.

ITEM 2.           IDENTITY AND BACKGROUND

                  This statement is being filed by ACE Aviation Holdings Inc. (the "Filing Person"), incorporated under the laws of Canada. The principal executive offices of the Filing Person are located at 5100 de Maisonneuve Blvd. West, Montreal, Quebec, H4A 3T2, Canada.

                  The Filing Person's primary business is acting as the parent holding company for Air Canada and related businesses.

                  Annex A hereto, sets forth the name, citizenship, residence or business address and present principal occupation of each executive officer and director of the Filing Person and is incorporated herein by reference.

                  Neither the Filing Person nor any of the individuals referred to on Annex A has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The Filing Person acquired 5,000,000 shares of Common Stock (the "Shares") for an aggregate purchase price of $75,000,000. The Filing Person acquired the Shares using working capital.

ITEM 4.           PURPOSE OF TRANSACTION

                  On September 27, 2005, the Issuer consummated the transactions contemplated by its plan of reorganization, including its previously announced merger transaction with America West Holdings Corporation ("America West Holdings"). In connection with these transactions, the Filing Person agreed to purchase an aggregate of $75,000,000 of Common Stock at a purchase price of $15 per share (the "Equity Investment") pursuant to an Investment Agreement, dated May 19, 2005, by and among the Issuer, America West Holdings and the Filing Person (the "Investment Agreement").

                  Pursuant to a letter agreement, dated as of July 7, 2005, by and among the Issuer, America West Holdings, the Filing Person and the other parties thereto (the "July Letter Agreement"), among other things, the Issuer granted the Filing Person options to purchase 1,000,000 additional shares of Common Stock at $15 per share (the "Options"). The Options gave the Filing Person the right to purchase the underlying shares on the same terms and conditions as the Filing Person's prior commitment to buy the Shares. Pursuant to a letter agreement, dated as of September 16, 2005, by and among the Issuer, America West Holdings, the Filing Person and the other parties thereto (the "September Letter Agreement"), the terms upon which the Options may be exercised were amended. On September 28, 2005, PAR Investment Partners acquired all 1,000,000

CUSIP NO. 90341W 10 8                  13D                           Page 4 of 9

Options from the Filing Person for an aggregate purchase price of $1,000,000 pursuant to an Option Purchase Agreement, dated September 22, 2005, by and between PAR Investment Partners and the Filing Person.

                  In connection with the consummation of the Equity Investment, on September 27, 2005, the Filing Person and the Issuer entered into a Stockholder's Agreement (the "Stockholder's Agreement"), a copy of which is filed as an exhibit hereto and incorporated herein by reference. Among other things, the Stockholder's Agreement provides that, subject to certain exceptions, the Filing Person will not sell any of the Shares until six months following September 27, 2005 and that the Issuer will provide certain registration rights to the Filing Person, including payment of certain fees if the Issuer is not able to cause a registration statement to become effective in the agreed upon time period. In addition, the Stockholder's Agreement provides that the Filing Person may nominate an individual to be appointed to the board of directors of the Issuer for a three-year term. The Stockholder's Agreement also provides that (i) for so long as the Filing Person holds at least 66.67% of the number of shares of Common Stock acquired pursuant to the Investment Agreement (the "Investor Threshold"), it will be entitled to nominate a director for successive three-year terms and (ii) if the Filing Person falls below the Investor Threshold, the Filing Person will cause its nominee to resign from the board of directors. Effective September 30, Robert A. Milton, the Filing Person's nominee, was appointed to the Issuer's board of directors.

                  Concurrent with the Equity Investment, the Filing Person and certain of its affiliates entered into the following commercial agreements with the Issuer and its affiliates:

                  (i) Master Services Agreement between Air Canada, America West Airlines, Inc. and US Airways, Inc. for Ground Handling and Airport Facilities,
                  (ii) Memorandum of Understanding between Air Canada, America West Airlines, Inc. and US Airways, Inc. relating to a Code Share Agreement,
                  (iii) Trans-Border Flying Agreement between ACE Aviation Holdings Inc., US Airways Group, Inc. and America West Holdings Corporation, and
                  (iv) Technical Services General Terms Agreement between ACTS Limited Partnership, America West Airlines, Inc. and US Airways, Inc. and related maintenance service agreements.

                  The Shares were acquired principally for investment purposes. The Filing Person intends to review its investment in the Issuer from time to time on the basis of various factors, including the business, financial condition, results of operations and prospects of each of the Issuer and the Filing Person, general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments, and to consider the advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation, the acquisition or disposition by the Filing Person of shares of Common Stock. Except as described in this Item 4 of Schedule 13D, the Filing Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  As of the date of this filing, the Filing Person is the beneficial owner of 5,000,000 shares of Common Stock, representing approximately 7.3% of the issued and outstanding shares of the Issuer, as reported in publicly available information. The Shares reported hereby are directly owned by the Filing Person.

CUSIP NO. 90341W 10 8                  13D                           Page 5 of 9

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The references to and descriptions of the Stockholder's Agreement, July Letter Agreement and September Letter Agreements are incorporated herein by reference. Such references and descriptions are qualified in their entirety by the full texts of such documents, copies of which are filed as Exhibits 99.1, 99.2 and 99.3, respectively, and incorporated herein by reference.

                  In addition, Robert A. Milton, the Chairman, President and Chief Executive Officer of the Filing Person, entered, in his capacity as a director of the Issuer and not as a representative of the Filing Person, into two letter agreements with the Issuer's underwriters on September 27, 2005, one regarding the Issuer's proposed issuance of Common Stock (the "Stock Letter Agreement") and the other regarding the Issuer's proposed issuance of Senior Convertible Notes and options to purchase Senior Convertible Notes (the "Notes Letter Agreement"). The Stock Letter Agreement and the Notes Letter Agreement each restrict Mr. Milton from transferring any Common Stock for a period of 180 days, which period may be extended by up to 34 days under specified circumstances. If a material event for the Issuer occurs during the 17 days prior to or 16 days following the expiration of such 180-day period, then the transfer restrictions shall be extended until the 18th day following the occurrence of such material event. Mr. Milton does not currently own any Common Stock. The foregoing description is qualified in its entirety by the full texts of the Stock Letter Agreement and the Notes Letter Agreement, copies of which are filed as Exhibits 99.4 and 99.5, respectively, and incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

99.1 Stockholder's Agreement, dated as of September 27, 2005, between US Airways Group, Inc. and the ACE Aviation Holdings Inc. (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated September 27, 2005 and filed with the Securities and Exchange Commission on October 3, 2005 (File No. 001-08444)).

99.2 July Letter Agreement, dated as of July 7, 2005, between US Airways Group, Inc., America West Holdings Corporation, ACE Aviation Holdings Inc. and the other parties thereto (incorporated herein by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K dated July 7, 2005 and filed with the Securities and Exchange Commission on July 13, 2005 (File No. 001-08444)).

99.3 September Letter Agreement, dated as of September 16, 2005, between US Airways Group, Inc., America West Holdings Corporation, ACE Aviation Holdings Inc. and the other parties thereto (incorporated herein by reference to Exhibit 99.4 to the Schedule 13D dated September 27, 2005 and filed by PAR Capital Management, Inc. with the Securities and Exchange Commission on October 7, 2005 (File No. 005-33976)).

99.4 Stock Letter Agreement, dated as of September 27, 2005, between Merrill Lynch & Co. and Robert A. Milton.

99.5 Notes Letter Agreement, dated as of September 27, 2005, between Merrill Lynch & Co. and Robert A. Milton.

CUSIP NO. 90341W 10 8                  13D                           Page 6 of 9

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2005

                                   ACE AVIATION HOLDINGS INC.


                                        /s/ Sydney John Isaacs
                                   ---------------------------------------------
                                   Name:    Sydney John Isaacs
                                   Title:   Senior Vice President, Corporate
                                            Development and Chief Legal Officer

CUSIP NO. 90341W 10 8                  13D                           Page 7 of 9

                                  EXHIBIT INDEX

Exhibit No.       Exhibit

99.1 Stockholder's Agreement, dated as of September 27, 2005, between US Airways Group, Inc. and the ACE Aviation Holdings Inc. (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated September 27, 2005 and filed with the Securities and Exchange Commission on October 3, 2005 (File No. 001-08444)).

99.2 July Letter Agreement, dated as of July 7, 2005, between US Airways Group, Inc., America West Holdings Corporation, ACE Aviation Holdings Inc. and the other parties thereto (incorporated herein by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K dated July 7, 2005 and filed with the Securities and Exchange Commission on July 13, 2005 (File No. 001-08444)).

99.3 September Letter Agreement, dated as of September 16, 2005, between US Airways Group, Inc., America West Holdings Corporation, ACE Aviation Holdings Inc. and the other parties thereto (incorporated herein by reference to Exhibit 99.4 to the Schedule 13D dated September 27, 2005 and filed by PAR Capital Management, Inc. with the Securities and Exchange Commission on October 7, 2005 (File No. 005-33976)).

99.4 Stock Letter Agreement, dated as of September 27, 2005, between Merrill Lynch & Co. and Robert A. Milton.

99.5 Notes Letter Agreement, dated as of September 27, 2005, between Merrill Lynch & Co. and Robert A. Milton.

CUSIP NO. 90341W 10 8                  13D                           Page 8 of 9

Annex A

------------------- --------- ----------------------------- --------------------
Name                 Citize-        Business Address             Title and
                     nship                                  Principal Occupation
------------------- --------- ----------------------------- --------------------
Officers
------------------- --------- ----------------------------- --------------------
Robert A. Milton     USA /    5100 de Maisonneuve Blvd. West  Chairman of the
                     Canada   Montreal, Quebec                Board, President
                              Canada  H4A 3T2                 & Chief Executive
                                                              Officer, ACE
                                                              Aviation Holdings
                                                              Inc.
------------------- --------- ----------------------------- --------------------
Brian Dunne          Ireland         Same as above            Executive Vice
                                                              President & Chief
                                                              Financial Officer,
                                                              ACE Aviation
                                                              Holdings Inc.
------------------- --------- ----------------------------- --------------------
Greg Cote            Canada          Same as above            Senior Vice
                                                              President,
                                                              Corporate Finance
                                                              & Strategy, ACE
                                                              Aviation Holdings
                                                              Inc.
------------------- --------- ----------------------------- --------------------
Duncan Dee           Canada          Same as above            Senior Vice
                                                              President,
                                                              Corporate Affairs
                                                              & Chief
                                                              Administrative
                                                              Officer, ACE
                                                              Aviation Holdings
                                                              Inc.
------------------- --------- ----------------------------- --------------------
Sydney John Isaacs   Canada          Same as above            Senior Vice
                                                              President,
                                                              Corporate
                                                              Development &
                                                              Chief Legal
                                                              Officer, ACE
                                                              Aviation Holdings
                                                              Inc.
------------------- --------- ----------------------------- --------------------
Jack McLean          Canada   355 Portage Avenue              Controller,
                              Winnipeg, Manitoba              ACE Aviation
                              Canada  R3B 2C3                 Holdings, Inc.
------------------- --------- ----------------------------- --------------------
Non-officer Directors
------------------- --------- ----------------------------- --------------------
Bernard Attali       France   6, rue Christophe Colomb       Country Advisor /
                              Paris, France  75008           Texas Pacific Group
                                                             France

------------------- --------- ----------------------------- --------------------
Robert E. Brown      Canada   8585 Cote de Liesse            President and Chief
                              P.O. Box 1800                  Executive Officer,
                              Saint-Laurent, Quebec          CAE Inc.
                              Canada  H4L 4X4
------------------- --------- ----------------------------- --------------------
Carlton D. Donaway   USA      299 Park Avenue                Senior Advisor,
                              New York, New York             Cerberus Capital
                              United States  10171           Management, L.P.
------------------- --------- ----------------------------- --------------------

CUSIP NO. 90341W 10 8                  13D                           Page 9 of 9
------------------- --------- ----------------------------- --------------------
Michael Green        USA /    299 Park Avenue                President -
                     Canada   New York, New York             Operations,
                              United States  10171           Cerberus Capital
                                                             Management, L.P.
------------------- --------- ----------------------------- --------------------
W. Brett Ingersoll   USA      299 Park Avenue                Managing Director,
                              New York, New York             Cerberus Capital
                              United States  10171           Management L.P.
------------------- --------- ----------------------------- --------------------
Pierre Marc Johnson  Canada   1250 Rene-Levesque Blvd. West  Senior Counsel,
                              Suite 2500                     Heenan Blaikie
                              Montreal, Quebec
                              Canada  H3B 4Y1
------------------- --------- ----------------------------- --------------------
Richard H. McCoy     Canada   33 Crescent Road               Retired
                              Toronto, Ontario
                              Canada  M4W 1T4
------------------- --------- ----------------------------- --------------------
John T. McLennan     Canada   131 Bell Road                  Corporate Director
                              Mahone Bay, Nova Scotia
                              Canada  B0J 2E0
------------------- --------- ----------------------------- --------------------
David I. Richardson  Canada   107 Thompson Road, R.R.#1      Corporate Director
                              Grafton, Ontario
                              Canada  K0K 2G0
------------------- --------- ----------------------------- --------------------
Marvin Yontef        Canada   5300 Commerce Court West       Senior Partner,
                              199 Bay Street                 Stikeman Elliott
                              Toronto, Ontario               LLP
                              Canada  M5L 1B9
------------------- --------- ----------------------------- --------------------